SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

     Form 10-K and Form 10-KSB __ Form 20-F  __ Form 11-K

X Form 10-Q and Form 10-QSB __ Form N-SAR

For Period Ended: March 31, 2004.

[ ]

Transition Report on Form 10-K

[ ]

Transition Report on Form 20-F

[ ]

Transition Report on Form 11-K

[ ]

Transition Report on Form 10-Q

[ ]

Transition Report on Form N-SAR

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant: eRoomSystem Technologies, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office

Street and Number:

1072 Madison Ave.

City, State and Zip Code:

Lakewood, NJ  08701

PART II

RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed.  (Check box if appropriate)

[  ]   (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]   (c)

The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.  (Attach extra sheets if needed)

The Registrant was unable to incorporate certain information and developments as they relate to the registrant in its quarterly report on Form 10-Q prior to prescribed filing date without unreasonable effort and expense.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

David A. Gestetner

732

730-0116

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s).

[X] Yes [  ] No

 (3

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

eRoomSystem Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 17, 2004

By:    /s/  David A. Gestetner

Name:

David A. Gestetner

Title:

Chief Executive Officer and President

Financial Officer, and

Response to Part IV, Question No. 3

The results of operations that will be included in the Form 10-QSB will reflect a one-time gain relating to the forgiveness of liabilities and debt in the amount of $503,475. As a result, the results of operations from the corresponding period for fiscal year 2003 will be significantly different.

For the three months ended March 31, 2004, we recorded revenues of $358,309 and net income of $407,130. Whereas, in the three months ended March 31, 2003, we recorded revenues of $386,304 and a net loss of $490,989.